SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                (Rule 13D-A)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 2)


                            Explorations Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  30214A 10 6

--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Kevin W. Dornan, 5185 Southeast 20th Street; Ocala, Florida 34471
                                 (352) 694-6661
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 13, 2002
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.30214A 10 6                      13D/A                Page 2 of 6 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Tucker Family Spendthrift Trust         65-6369368
        Blue-Lake Capital Corp.                 65-0703836
        Carrington Capital Corp.                65-0641955
        Michelle Tucker

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


        Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Michelle Tucker is a United States Citizens. Blue Lake Capital Corp. & Carrington Capital are Florida Corporations. The Tucker Family Spendthrift Trust is a Florida Trust

________________________________________________________________________________
     7 SOLE VOTING POWER

  NUMBER OF
   SHARES           Tucker Family Spendthrift Trust             573,630
 BENEFICIALLY       Blue-Lake Capital Corp.                     200,000
   OWNED BY         Carrington Capital Corp.                    4,227
    EACH            Michelle Tucker                             524,725
 REPORTING
   PERSON        _____________________________________________________________
    WITH       8    SHARED VOTING POWER

                   There is no Shared voting power among the reporting persons

               _________________________________________________________________
         9    SOLE DISPOSITIVE POWER

              Tucker Family Spendthrift Trust             573,630
              Blue-Lake Capital Corp.                     200,000
              Carrington Capital Corp.                    4,227
              Michelle Tucker                             524,725

       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER


              There is no shared dispositive power among the shareholders.
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              Tucker Family Spendthrift Trust             573,630
              Blue-Lake Capital Corp.                     200,000
              Carrington Capital Corp.                    4,227
              Michelle Tucker                             524,725

CUSIP No. 30214A 10 6             13D/A                       Page 3 of 6 Pages
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              Tucker Family Spendthrift Trust           29%
              Blue-Lake Capital Corp.                   10%
              Carrington Capital Corp.                  .2%
              Michelle Tucker                           27%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

              Tucker Family Spendthrift Trust             OO
              Blue-Lake Capital Corp.                     CO
              Carrington Capital Corp.                    CO
              Michelle Tucker                             IN


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________________________
Item 1.  Security and Issuer.

         Explorations Group, Inc.      Common Stock
         2500 North Military Trail, Suite 225-D; Boca Raton, Florida 33431
________________________________________________________________________________
Item 2.  Identity and Background.

1.      (a)     Blue Lake Capital Corp.

        (b)     2500 North Military Trail, Suite 225-B;Boca Raton, Florida 33431

        (c)     Investment and consulting services

        (d)     No

        (e)     No

        (f)     A Florida corporation


2.      (a)    Michelle Tucker

        (b)    2500 North Military Trail, Suite 225-F; Boca Raton, Florida 33431

        (c) President of Issuer, Blue Lake Capital Corp and Pop Starz, Inc. which is involved in Hip Hop dance & talent development programs

        (d)    No

        (e)    No

        (f)    United States citizen

 CUSIP No.30214A 10 6                     13D/A               Page 4 of 6 Pages

3.      (a)    Carrington Capital Corp.

        (b)    2500 North Military Trail, Suite 225-A; Boca Raton, Florida 33431

        (c)    Investment and consulting services

        (d)    No

        (e)    No

        (f)    A Florida corporation


4.      (a)    Tucker Family Spendthrift Trust

        (b)    2500 North Military Trail, Suite 225-F; Boca Raton, Florida 33431

        (c)    Family Trust

        (d)    No

        (e)    No

        (f)    A Florida Trust
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Personal Funds and some of the shares to Tucker Family Spendthrift Trust were a stockholders dividend from The Yankee Companies, Inc. ($130,231.20)
________________________________________________________________________________
Item 4. Purpose of Transaction.

        (j) Issuer became a reporting company as of 8/13/02
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

                As to Blue Lake Capital Corp.

        (a)     Number and Percentage of Shares of Common Stock Beneficially
                Owned:

                        200,000 Shares
                        10%

        (b)     Sole Power to Vote or to Direct the Vote

        (c)     None

        (d)     Not Applicable

        (e)     Not Applicable

                As to Carrington Capital Corp.

        (a)     Number and Percentage of Shares of Common Stock Beneficially
                Owned:

                        4,227 Shares
                        0.2%

        (b)     Sole Power to Vote or to Direct the Vote

        (c)     None

        (d)     Not Applicable

        (e)     Not Applicable

CUSIP No.30214A 10 6                     13D/A                Page 5 of 6 Pages

              As to Michelle Tucker

         (a)    Number and Percentage of Shares of Common Stock Beneficially
                Owned:

                        524,725 shares
                        27%

        (b)     Sole Power to Vote or to Direct the Vote

        (c) Director compensation for the months of June & July in the total amount of 4250 shares

        (d)     Not Applicable

        (e)     Not Applicable


                As to Tucker Family Spendthrift Trust

        (a)     Number and Percentage of Shares of Common Stock Beneficially
                Owned:

                        573,630 shares
                        29%

        (b)     Sole Power to Vote or to Direct the Vote

        (c)     None

        (d)     Not Applicable

        (e)     Not Applicable

CUSIP No.30214A 10 6                   13D/A               Page 6 of 6 Pages
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


        None
________________________________________________________________________________


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   August 29, 2002
                                        ----------------------------------------
                                                         (Date)


                                    /s/ Leonard Miles Tucker
                                        ----------------------------------------
                                        Leonard Miles Tucker, Trustee
                                        Tucker Family Spendthrift Trust



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).